HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061


                                 August 12, 2010


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

      Re:   Naprodis, Inc.
            Registration Statement on Form SB-2
            File No. 333-122009

      This office represents Naprodis, Inc. (the "Company"). Amendment No. 3 to the Company's registration statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated November 3, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.

                                                                         Page
                                                                      Reference

       1. Comment noted.

       2. The Company's offering plan has changed. The selling
shareholders will not begin to sell their shares publicly until
the offering by the Company has ended.                                    1

       3. At this time the Company plans to offer and sell its securities in Colorado, Illinois and New York.

       4. Since there is not a public market for the Company's common stock there was not any urgency to issue any stock certificates.

       5. See response to comment #2.

       6. See response to comment #2.

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                                                                      Reference

       7. Comment complied with.                                          4

       8. The disclosure which is the subject of this comment
has been revised. The Company has not reserved any amounts for doubtful accounts in its updated financial statements.
Accordingly, collections from the Company's customers are not
an issue.                                                                11

       9. The Company does not consider it necessary to add the following suggested risk factor pursuant to the plain English language rule's mandate that risk factors that could apply to any issuer or any offering are unnecessary:

        o     the Company may suspend its reporting obligations.

      The Company does not consider it necessary to add the following suggestedrisk factors because they are facts, not prospective risks:

        o     an offshore entity owns 40% of the Company;

        o the Company has entered into the production of shampoo and conditioner; or

        o Dr. Petit lacks practical experience in accounting and financial reporting (disclosed in the Management section).

      The Company does not know of any risks associated with nutritional supplements.

      The six and seventh risk factors addresses the risks associated with the Company's direct public offering.

      The Company has added other risk factors that it considers
to be appropriate.                                                     3,4,5

       10. The Company does not believe an introductory section is necessary. Pages 8 and 9 disclose, in narrative form, the reasons for any material changes to line items in the Company's financial statements. Disclosure has been added to the effect that the Company does not know of any known trends, events or uncertainties that have had or reasonably expect to have a material impact on its sales, revenue, or income from continuing operations. You will also note that the Company no longer has negative cash flows.

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                                                                      Reference

       11. The table which is the subject of this comment has
been removed. In addition(i) a discussion of accrued payroll is not necessary since the Company's current assets exceed its
current liabilities and (ii) as noted in "Management-Executive
Compensation," the Company does not have any immediate plans to
pay compensation for past services                                       18

       12. As of the date of this letter the Company had not developed a reasonably accurate estimate of the cost to manufacture these items.

       13. The "cash chart" which is referenced in this comment reflects amounts paid, not amounts which may be paid in the future. Since the Company has updated its financial statements, the chart which is the subject of this comment has also been updated.

       14. As the Company does not know when its registration statement will become effective, or how many shares it will be able to sell in this offering, the Company has not formulated any concrete plans as to how it will spend the funds allocated to marketing.

       15. Comment complied with.                                        5

       16. The table which is the subject of this comment has been removed from Amendment No. 3. All raw materials, either sold in bulk or used in the manufacture of the Company's products, are supplied by third parties.

       17. The changes in the distribution channels between
August 31, 2009 and May 31, 2010 are not material.                      12

       18. The Company's transactions with S.A.R.L. Naprodis are no longer material.

       19. Regulation S-B is no longer in force.

       20. The shares issued to S.A.R.L. Naprodis were issued more than three years ago. Accordingly, the disclosure which is the subject of this comment is strictly voluntary and is made only so potential investors can have an understanding concerning the circumstances surrounding the issuance of the Company's outstanding shares.

       21. The Company's financial statements have been updated.
                                                                     Financial
                                                                     Statements

                                       2
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                                                                      Reference

       22. The proforma financial statements have be removed from the Company's amended registration statement.

       23. Any reference to "undelivered elements" has been removed from the notes to the financial statements.

       24. The updated financial statements do not have a reserve for doubtful accounts.

       25. The footnote disclosure regarding depreciation has be revised.

       26. Item 14, as written, contains an accurate summary of Article VIII of the Company's bylaws and NRS
            Section 78.75.

       27. The circumstances involving the sale of securities which are the subject of this comment are no longer required to be disclosed.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.




                                    Will Hart


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